# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Butterfly Network, Inc.,, 1600 District Avenue, Burlington, Massachusetts (MA), 01803, (781) 557-4800

## Reporting persons
- Rothberg Jonathan M. (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,563,060; shared voting power 726,696; sole dispositive power 6,563,060; shared dispositive power 726,696; aggregate amount beneficially owned 7,289,756 (3.2% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 2,799,818 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the "Issuer") held by Jonathan M. Rothberg, Ph.D., (ii) stock options to purchase 21,645 shares of Class A common stock of the Issuer which are exercisable within 60 days of November 26, 2025, held by Dr. Jonathan M. Rothberg, (iii) 3,741,597 shares of Class A common stock of the Issuer held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children.
  
  Rows 8, 10 and 11 consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg's spouse.
  
  Row 13 is calculated based on 226,175,175 shares of Class A common stock of the Issuer outstanding as of October 21, 2025.
- Rothberg Jonathan M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 26,426,937; shared voting power 0; sole dispositive power 26,426,937; shared dispositive power 0; aggregate amount beneficially owned 26,426,937 (100% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC and shares distributed from 4C Holdings I, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,716,596; sole dispositive power 0; shared dispositive power 4,716,596; aggregate amount beneficially owned 4,716,596 (17.8% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.
- 4C Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.
- 4C Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.
- 4C Holdings IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,845,238; sole dispositive power 0; shared dispositive power 8,845,238; aggregate amount beneficially owned 8,845,238 (33.5% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of October 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment:
Explanatory Note

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021, Amendment No. 2 filed on March 28, 2022, Amendment No. 3 filed on September 16, 2022, Amendment No. 4 filed on September 13, 2023, Amendment No. 5 filed on August 30, 2024 and Amendment No. 6 filed on March 7, 2025 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented by adding the following:

The following transactions were effected by the Reporting Persons in respect of the Class A common stock since the most recent filing of the Reporting Persons on Schedule 13D. All transactions below were effected by the Reporting Persons in connection with estate planning and pursuant to a Rule 10b5-1 trading plan entered into on March 5, 2025.

On November 3, 2025, 100,502 shares of Class A common stock were sold at a weighted average price per share of $3.078.

On November 24, 2025, 1,110,579 shares of Class A common stock were sold at a weighted average price per share of $3.15.

On November 25, 2025, 674,758 shares of Class A common stock were sold at a weighted average price per share of $3.27.

On November 26, 2025, 442,539 shares shares of Class A common stock were sold at a weighted average price per share of $3.13.

On November 28, 2025, 132,570 shares of Class A common stock were sold at a weighted average price per share of $3.08.

## Signatures
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (12/01/2025)
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (12/01/2025)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/01/2025)
- 4C Holdings II, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/01/2025)
- 4C Holdings III, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/01/2025)
- 4C Holdings IV, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/01/2025)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/01/2025)